
April 17, 2013

Via E-Mail
Paul B. Shinn
General Counsel
Gigamon LLC
598 Gibraltar Drive
Milpitas, CA 95035

>   **Re: Gigamon LLC**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed March 25, 2013**
>   **File No. 333-182662**

Dear Mr. Shinn:

    We have reviewed your amended registration statement and response letter and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated October 3, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Overview

Operating expenses, page 52

1.   We note the disclosure included on pages 52 and 53 in response to prior comment 7 which indicates that the expected payments related to the performance units under the 2009 Performance Unit Plan will be recognized within operating expenses. However, as previously requested, please revise to include the expected impact on each line item that will be materially affected, for instance, research and development, sales and marketing and/or general and administrative.

Critical Accounting Policies

Stock-based compensation expense, page 68

2.   We note your response to prior comment 4 indicates that the peer group of companies used to determine volatility was made up of a smaller number of companies than those considered for common stock valuation purposes primarily because certain of the companies were significantly larger and thus had a lower volatility. Please revise your disclosure to include this information.

3.	We note in your disclosure on pages 75 and 76 that the discounts for lack of marketability under the IPO scenario used in your September 30, 2012 and December 31, 2012 valuations were 6.3% and 14%, respectively. Please tell us the reasons for the increase in the discount for lack of marketability from September 30, 2012 to December 31, 2012 considering the timing of your IPO.

Business

Manufacturing and Suppliers, page 97

4.	You disclose on page 18 that you are transitioning the majority of your manufacturing to Jabil Circuit, Inc. Please expand your disclosure here or in an appropriate part of your document to explain the reasons for and steps remaining in undertaking this transition. In addition, describe the material terms of any material agreements with Jabil Circuit, Inc. in your document and file any such agreements as exhibits to your registration statement or tell us why you do not believe that they are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

	You may contact Jaime John at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

				Sincerely,

				/s/ Maryse Mills-Apenteng

				Maryse Mills-Apenteng
				Special Counsel

cc:	Via E-Mail
	Rezwan D. Pavri
	Wilson Sonsini Goodrich & Rosati, P.C.